Act: 1933
Section: Form S4
Rule:
Public Availability: 2/19/2015



15005567

PE 2/10/2015

CFit

NO ACT

February 19, 2015

Received SEC

FEB 19 2015

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sanchez Production Partners LLC
Incoming letter dated February 10, 2015

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Conversion will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act.

- Sanchez LP may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Form S-3. The Company's reporting history under the Exchange Act may also be used in determining whether Sanchez LP "meets the requirements for use of Form S-3" within the meaning of Form S-4 and "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- The Company's Exchange Act reporting history may be taken into account when determining Sanchez LP's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in the Company SPP Common Units during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of Sanchez Common Units that may be sold pursuant to Rule 144(e).

- The Division will not object if Sanchez LP, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Registration Statements, provided that Sanchez LP adopts the Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

Our positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Michael J. Reedich
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

February 19, 2015

Mail Stop 4561

Scott L. Olson
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002

Re: Sanchez Production Partners LLC

Dear Mr. Olson:

In regard to your letter of February 10, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,



Jonathan A. Ingram
Deputy Chief Counsel

ANDREWS
ATTORNEYS KURTH LLP

600 Travis, Suite 4200
Houston, Texas 77002
713.220.4200 Phone
713.220.4285 Fax
andrewskurth.com

Securities Act of 1933 – Rule 414; Forms S-3, S-4 and S-8; Rules 144(c) and 144(e);
Securities Exchange Act of 1934 – Rule 12g-3(a)

February 10, 2015

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street NE
Washington, D.C. 20549

Re: *Sanchez Production Partners LLC*

Dear Ladies and Gentlemen:

We are writing on behalf of Sanchez Production Partners LLC, a Delaware limited liability company (f/k/a Constellation Energy Partners LLC) (the "***Company***"). Upon obtaining approval from the Company's unitholders, the Company will convert from a Delaware limited liability company into a Delaware limited partnership (the "***Conversion***") pursuant to a plan of conversion (the "***Plan of Conversion***"). Upon consummation of the Conversion, the Company will change its name to Sanchez Production Partners LP, and such converted entity will, together with its subsidiaries, continue to conduct the business now conducted by the Company and its subsidiaries (such converted entity being referred to herein as "***Sanchez LP***").

As more fully described below and in Amendment No. 7 to Registration Statement on Form S-4 (SEC File No. 333-198440) filed by the Company on January 26, 2015 (the "***S-4 Registration Statement***"), the Conversion will be accomplished through a statutory Plan of Conversion under Delaware law pursuant to which the outstanding limited liability company interests in the Company will automatically convert into limited partner interests in Sanchez LP (other than one unit, which will be canceled). Assuming that the unitholders of the Company approve the Plan of Conversion, at the effective time of the Conversion, each outstanding common unit representing a Class B limited liability company interest in the Company (each, a "***SPP Common Unit***") will automatically convert into one common unit representing a limited partner interest in Sanchez LP (a "***Sanchez Common Unit***"), the outstanding Class A units representing limited liability company interests in the Company (the "***Class A Units***") will be converted into a number of Sanchez Common Units equal to 2% of the outstanding Sanchez Common Units immediately after the conversion (after taking into account the conversion of such Class A Units), the outstanding Class Z unit of the Company (the "***Class Z Unit***") will be cancelled, and an affiliate of Sanchez Oil & Gas Corporation (collectively with any affiliate thereof, "***Sanchez***") will be issued a non-economic general partner interest in Sanchez LP.

I. No-Action Requests

On behalf of the Company, we respectfully request an interpretive opinion or no-action letter from the Division of Corporation Finance (the "***Division***") with respect to the following issues arising under the Securities Act of 1933, as amended (the "***Securities Act***"), and the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), in connection with the Conversion.

A. Rule 414. After the Conversion, Sanchez LP may be considered a "successor issuer" of the Company for purposes of Rule 414 under the Securities Act ("***Rule 414***") and, upon the filing of post-effective amendment(s) pursuant thereto adopting the Registration Statements (as hereinafter defined), Sanchez LP may continue offerings registered by the Registration Statements as contemplated by Rule 414.

B. Forms S-3, S-4 and S-8. Sanchez LP may include the reporting history of the Company in determining whether Sanchez LP meets the eligibility requirements for the use of registration statements under the Securities Act following the Conversion, including Forms S-3, S-4 and S-8.

C. Rule 144(c)(1) and (e). Sanchez LP may include the reporting history and status of the Company in determining whether Sanchez LP meets the current public information requirements in Rule 144(c)(1) under the Securities Act, and the most recent report or statement published by the Company prior to the Conversion and the average weekly reported volume of trading in SPP Common Units during the time periods specified in Rule 144(e)(1) under the Securities Act occurring prior to the time of the Conversion may be taken into account by holders of Sanchez Common Units for purposes of Rule 144(e) volume limitations under the Securities Act.

D. Rule 12g-3(a). The Conversion constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and the Sanchez Common Units will be deemed to be registered under the Exchange Act upon consummation of the Conversion.

We note that the Division has granted relief similar to that requested by this letter in several transactions under similar circumstances. *See generally, Iron Mountain Incorporated* (available November 14, 2014); *Oshkosh Corporation* (available June 30, 2014); *Endo Health Solutions, Inc.* (available February 28, 2014); *Gastar Exploration, Inc.* (available November 26, 2013); *Sirius XM Radio Inc.* (available September 30, 2013); *Starburst II, Inc.* (available July 3, 2013); *LIN TV Corp.* (available April 30, 2013); *Genworth Financial, Inc.* (available March 27, 2013); *Tower Group, Inc.* (available December 7, 2012); *Pentair, Inc.* (available September 20, 2012); *SAIC, Inc.* (available April 23, 2012); *Alexander & Baldwin, Inc.* (available April 3, 2012); *ADA-ES, Inc.* (available March 15, 2012); *Jazz Pharmaceuticals, Inc.* (available January

12, 2012); *GP Strategies Corporation* (available October 11, 2011); and *Ford Motor Credit Company* (available March 21, 2007).

II. The Company

Business

The Company is a limited liability company formed in 2005. The Company is focused on the acquisition, development and production of oil and natural gas properties, as well as midstream assets. The Company's proved reserves are located in the Cherokee Basin in Oklahoma, the Woodford Shale in the Arkoma Basin in Oklahoma, the Central Kansas Uplift in Kansas and in Texas and Louisiana. The Company's primary business objective is to create long-term value and to generate stable cash flows allowing it to invest in its business to grow its reserves and production.

In August 2013, the Company acquired oil and gas properties from Sanchez pursuant to a Contribution Agreement, with the Company paying consideration consisting of part cash, a controlling interest in the Class A Units, approximately 16.6% of the then-outstanding SPP Common Units and the Class Z Unit. In April 2014, Sanchez acquired the remaining Class A Units from a third party. In May 2014, the Company and Sanchez entered into a Shared Services Agreement (the "***Services Agreement***") and several related agreements pursuant to which Sanchez provides the services that the Company requires to operate its business, including overhead, technical, administrative, marketing, accounting, operational, information systems, financial, compliance, insurance, professionals, and acquisition, disposition and financing services; the provision of services under the Services Agreement commenced July 1, 2014.

Securities Outstanding; Reporting Obligations

The Second Amended and Restated Operating Agreement of the Company, as amended to date (the "***Operating Agreement***"), authorizes an unlimited number and classes of limited liability company interests in the Company. As of February 4, 2015, the Company had the following classes of equity securities outstanding: [1]

- 28,792,584 SPP Common Units (or Class B units), with 5,423,758 (or 18.8%) held by Sanchez, 1,210,605 (or 4.2%) held by managers and executive officers of the Company, and 23,368,826 (or 81.2%) publicly held by non-affiliates. The holders of SPP Common Units have the right to elect three out of the five members to the Company's board of managers and are entitled to receive 98% of all distributions from and liquidation proceeds of the Company.

[1] The Class C Membership Interests, Class D Member Interests and Class E Units referenced in the Operating Agreement have been retired.

- 484,505 Class A Units, which are not registered under the Securities Act or the Exchange Act, are not publicly traded and are held by Sanchez. Sanchez, as the holder of all Class A Units, has the right to elect two out of the five members to the Company's board of managers and is entitled to receive 2% of all distributions from and liquidation proceeds of the Company.

- 1 Class Z Unit, which is not registered under the Securities Act or Exchange Act, is not publicly traded and is held by Sanchez. The holder of the Class Z Unit has no economic rights and has voting rights only in connection with the Company's issuance of additional equity securities other than SPP Common Units.

The Company has agreed in the Shared Services Agreement to issue incentive distribution rights to Sanchez upon consummation of the next acquisition by the Company from Sanchez of oil and gas properties, with the economics thereof being agreed upon in the Services Agreement. The issuance of these incentive distribution rights has not yet occurred but will occur in connection with the Conversion, with the same economics as set forth in the Services Agreement.

As of June 30, 2014, the Company's public float held by non-affiliates was approximately $60 million; accordingly, the Company is a smaller reporting company under Exchange Act Rule 12b-2. Since such time, including after the announcement of the potential Conversion, the Company's public float has increased to over $100 million, although it has recently declined to approximately $34 million as of February 4, 2015. The only class of securities or transactions that are required to be registered under the Securities Act or the Exchange Act are the SPP Common Units, which were registered under the Securities Act on Form S-1 (File No. 333-144388) in connection with the Company's initial public offering in November 2006. The SPP Common Units have also been registered on Form 8-A (File No. 001-33147) under Rule 12(b) of the Exchange Act since November 17, 2006 and listed on the NYSE MKT LLC ("***NYSE MKT***") under the ticker symbol "SPP". The Company is current in all of its reporting obligations under the Exchange Act.

The Company has never issued any debt securities.

Registration Statements

The Company maintains and sponsors two equity compensation plans: the Constellation Energy Partners LLC Long-Term Incentive Plan (the "***LTIP***") and the Constellation Energy Partners LLC 2009 Omnibus Incentive Compensation Plan (the "***Omnibus Plan***" and collectively with the LTIP, the "***Benefit Plans***"). Each of the Benefit Plans is registered on currently effective registration statements on Form S-8: (i) the Form S-8 for the LTIP was filed with the Securities and Exchange Commission (the "***Commission***") on February 16, 2007 under File No. 333-140745; and (ii) the Form S-8 for the Omnibus Plan was filed with the Commission on December 1, 2009 under File No. 333-163426.[2] If the Company's unitholders approve Proposal No. 2 set forth in the Proxy Statement/Prospectus (as defined below), then Sanchez LP will amend and restate the Omnibus Plan and merge the LTIP into such restated plan, with outstanding awards continuing in effect in accordance with their terms, except that the right to receive SPP Common Units instead will represent the right to receive Sanchez Common Units; if the Company's unitholders do not approval Proposal No. 2 set forth in the Proxy Statement/Prospectus, then the LTIP and Omnibus Plan will continue in existence as separate plans and awards issued thereunder will continue in effect in accordance with their terms, except that Sanchez Common Units will be issued thereunder rather than SPP Common Units.[3]

The foregoing registration statements on Form S-8 are collectively referred to herein as the "***Registration Statements***."

III. The Plan of Conversion

Subject to the conditions of the Plan of Conversion, the Company will convert from a limited liability company organized under the laws of the State of Delaware into a limited partnership organized under the laws of the State of Delaware.

As set forth in the S-4 Registration Statement, including the final proxy statement/prospectus filed with the Commission on February 4, 2015 (the "***Proxy Statement/Prospectus***"), the Company will seek the approval by the Company's unitholders of the Plan of Conversion. In order to proceed with the Conversion, the Company must receive the affirmative vote of the holders of a majority of the outstanding SPP Common Units, a majority of the outstanding Class A Units and the outstanding Class Z Unit, each voting as a separate class, and entitled to vote at a meeting (the "***Special Meeting***") at which a quorum is present.

The Company commenced mailing the Proxy Statement/Prospectus to each of its unitholders on February 5, 2015 for a Special Meeting to be held on March 6, 2015. The Proxy Statement/Prospectus, which contains information concerning the Plan of Conversion and the rights of the Company's unitholders, was sent to each Company unitholder as of the February 4,

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[2] A Form S-8 for certain inducement awards was filed with the Commission on May 1, 2009 under File No. 333-158944. All securities registered thereunder have been issued.

[3] The Company also has an effective registration statement on Form S-3 (File No. 333-171792 filed with the Commission on January 20, 2011) with respect to up to 5,918,894 SPP Common Units to be resold by a holder of SPP Common Units, and an effective registration statement on Form S-3 (File No. 333-147085 filed with the Commission on December 10, 2007) with respect to up to 8,506,809 SPP Common Units to be resold by holders of SPP Common Units. The Company's contractual obligation to continue maintaining the effectiveness of these two registration statements has ended. The universal shelf portion of the registration statement on Form S-3 (File No. 333-171792) has lapsed and may no longer be used. The universal shelf portion of the registration statement on Form S-3 (File No. 333-148948 filed with the Commission on January 30, 2008) has lapsed, and all of the CEP Common Units registered under the resale shelf portion of such registration statement have been sold.

2015 record date. The Proxy Statement/Prospectus also contains information about the rights of each Company unitholder to appear and cast its vote at the Special Meeting.

If the Company's unitholders approve the Plan of Conversion, then the Company will file a Certificate of Conversion with the Secretary of State of the State of Delaware (a form of which is filed as Exhibit 4.1 to the S-4 Registration Statement), which will become effective as of the date and time specified therein (the "***Effective Time***"). At the Effective Time, pursuant to Section 17-217(f) of the Delaware Revised Uniform Limited Partnership Act (the "***Delaware Act***"), "for all purposes of the laws of the State of Delaware, all of the rights, privileges and powers of the other entity that has converted, and all property, real, personal and mixed, and all debts due to such other entity, as well as all other things and causes of action belonging to such other entity, shall remain vested in the domestic limited partnership to which such other entity has converted and shall be the property of such domestic limited partnership, and the title to any real property vested by deed or otherwise in such other entity shall not revert or be in any way impaired by reason of this chapter; . . . and all debts, liabilities and duties of the other entity that has converted shall remain attached to the domestic limited partnership to which such other entity has converted, and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as a domestic limited partnership."

Upon the Effective Time, the following will occur automatically without any further action on the part of the Company or Sanchez LP:

- the converted entity's name will change to Sanchez Production Partners LP;
- each SPP Common Unit will be converted into one Sanchez Common Unit; the Class A Units will be converted into a number of Sanchez Common Units equal to 2% of the outstanding Sanchez Common Units immediately after the Conversion (after taking into account the conversion of such Class A Units); the Class Z Unit will be cancelled; and Sanchez will be issued a non-economic general partner interest in Sanchez LP;
- the Sanchez Common Units will be listed on the NYSE MKT under the ticker symbol "SPP";
- all of the managers and all of the executive officers of the Company will become the directors and executive officers of the general partner of Sanchez LP;
- the consolidated capitalization, assets and liabilities of Sanchez LP immediately following the Conversion will be substantially the same as those of the Company immediately prior to the Conversion; and
- assuming approval by the Company's unitholders, the Omnibus Plan will be amended and restated and renamed the "Sanchez Production Partners LP Long-Term Incentive Plan," and the LTIP will be merged into such amended and restated plan.

Although the governing documents of the Company and Sanchez LP are different because of the form of the entities, the attributes of the SPP Common Units and Sanchez Common Units are substantially similar in a number of respects, including with respect to the manner and calculation of distributions, the right of an 80% holder of units to acquire the remaining equity interests outstanding, approving mergers, approving amendments to the applicable governing document, proceeds received upon liquidation, transfers of units, and tax consequences. The primary difference between the SPP Common Units and the Sanchez Common Units is with respect to voting for the managers who make operational decisions with respect to the applicable entity, as the holders of SPP Common Units currently have the right to elect three out of five members of the board of managers of the Company, whereas Sanchez LP will have a general partner whose directors will be appointed by Sanchez.

IV. Legal Discussion

A. Rule 414

Rule 414, promulgated under Regulation C of the Securities Act, provides that if an issuer has been succeeded by another issuer incorporated under the laws of another state or foreign government for the purpose of changing the state or country of incorporation or form of organization of the enterprise, the registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement if (a) immediately prior to the succession, the successor issuer has no assets or liabilities other than nominal assets and liabilities, (b) the succession was effected by a merger or similar succession pursuant to which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer, (c) the succession was approved by the security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or information was furnished to such security holders pursuant to Section 14(c) of the Exchange Act, and (d) the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statements as its own registration statement for all purposes of the Securities Act and the Exchange Act.

In connection with the Conversion, the purpose of which is to change the Company's form of organization from a limited liability company organized under the laws of the State of Delaware into a limited partnership organized under the laws of the State of Delaware, three of the four requirements of Rule 414 will be satisfied: (i) the Conversion will be approved by security holders of the Company at a meeting for which proxies will be solicited pursuant to Section 14(a) of the Exchange Act; (ii) the Conversion will be effected by the Plan of Conversion pursuant to which the Company will effect the change of its form of organization and name only, and, following the Conversion, Sanchez LP will continue with all of the Company's assets and liabilities as they existed immediately prior to the Conversion, as provided in Section 17-217(f) of the Delaware Act; and (iii) if the Division concurs with our request, Sanchez LP, as successor issuer, will file post-effective amendments expressly adopting the Registration Statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and will set forth any additional information necessary to reflect any material changes made in connection with or resulting from the Conversion or otherwise required by Rule 414.

The only requirement of Rule 414 that is not technically satisfied in the present situation is paragraph (a) of Rule 414. Rule 414(a) requires that immediately prior to the succession, the successor issuer has no assets or liabilities other than nominal assets and liabilities. As previously discussed, because the Conversion will be effected as a statutory conversion of the Company under Delaware law, Sanchez LP will not exist prior to the Conversion. Nevertheless, in keeping with the spirit of Rule 414, because the Company will automatically convert into Sanchez LP, Sanchez LP will continue in all of the assets and liabilities of the Company prior to the Conversion. In addition, immediately after completion of the Conversion, the consolidated assets and liabilities of Sanchez LP will be the same as the consolidated assets and liabilities of the Company immediately before completion of the Conversion. We believe that requiring Sanchez LP to file new registration statements because of this technicality would create an additional and unnecessary expense and may create confusion in the marketplace among investors. Accordingly, it is our opinion that the inability to satisfy Rule 414(a) should not affect Sanchez LP's ability to rely on Rule 414. In fact, the Division has been flexible in its application of Rule 414 and has, in a number of cases, concurred in the conclusion that Rule 414 would be applicable in similar structures where the successor corporation did not meet the technical requirements of Rule 414(a). *See, e.g., Ford Motor Credit Company*, supra; *Gastar Exploration, Inc.*, supra; *SAIC, Inc.*, supra; and *GP Strategies, Inc.*, supra.

Upon the Effective Time, Sanchez LP will file post-effective amendments to the Registration Statements under Rule 414(d) expressly adopting such Registration Statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and will set forth any additional information necessary to reflect any material changes made in connection with or resulting from the Conversion, or necessary to keep the Registration Statements from being misleading in any material respect.

Accordingly, we respectfully request that the Division concur in our opinion that Sanchez LP may be deemed to be the successor of the Company for the purposes of continuing the offerings under the Registration Statements, and that upon consummation of the Conversion, Sanchez LP may therefore file post-effective amendments to the Registration Statements as contemplated by Rule 414.

B. S-3, S-4 and S-8 Eligibility Requirements

It is our belief that Sanchez LP should be entitled to rely on General Instruction I.A.7.(a) to Form S-3 in determining whether it shall be deemed to have satisfied conditions 1., 2., 3. and 5. to General Instruction I.A. General Instruction I.A.7.(a) to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1., 2., 3. and 5. to Form S-3 if (i) its predecessor and it, taken together, meet such conditions; (ii) the succession was primarily for purposes of changing the jurisdiction of incorporation or forming a holding company; and (iii) the assets and liabilities of the successor at the time of the succession were substantially the same as those of the predecessor. The Form S-3 reporting requirements are designed, among other things, to ensure that information concerning the issuer has been available for a period of time sufficient to enable those purchasing securities of such issuer to have had an opportunity to examine that information adequately.

Except for one requirement, each of the foregoing three requirements is met in the present case. Sanchez LP, together with its predecessor, the Company, will meet conditions 1., 2., 3. and 5. of General Instruction I.A. of Form S-3, and, as previously discussed, at the Effective Time, the consolidated assets and liabilities of Sanchez LP will be substantially the same as those of the Company immediately prior to the Conversion.

Although the second requirement is not technically met, as discussed above, Sanchez LP is the continuation of the Company pursuant to the Plan of Conversion and under the Delaware Act. Although the Company is changing its legal form as opposed to its state of incorporation, we believe that this should not make a difference in the analysis. The rationale for allowing the use of Form S-3 remains the same since the change is only the form of limited liability entity with no substantial change in the issuer's business or operations. Aside from the form of entity, the primary substantive change (inherent in changing from a limited liability company structure to a limited partnership structure) is that unitholders will no longer have the right to elect persons to serve on the board of managers, who instead will be elected by Sanchez post-Conversion as the owner of the general partner of Sanchez LP. However, Sanchez currently has the right to elect two out of the five members of the Company's board of managers. In addition, under the Services Agreement currently in effect with the Company, Sanchez is acting in a capacity that is similar to a general partner by providing the operational and management services that the Company needs to conduct its business. Moreover, immediately after the Conversion, the same persons currently serving as managers and executive officers of the Company will continue to serve on the board of directors and as executive officers of Sanchez LP's general partner, thereby providing continuity in management.

Although we have not located a no-action request in connection with the conversion of a limited liability company to a limited partnership, the Division has permitted reliance on General Instruction I.A.7. where the issuer satisfied all of the requirements but had changed its form of organization in other circumstances. *See, LIN TV Corp.*, supra; *Ford Motor Credit Company*, supra and *Mercer International Inc.* (available December 12, 2005); *Iron Mountain Incorporated*, supra. In addition, the Division has granted similar no-action relief in cases where there has been a change of control resulting from enhanced ownership by a successor, which is arguably more substantial than in the context of the Conversion where Sanchez is formalizing the general partner type of relationship that it is currently undertaking. *See, e.g., Starburst II, Inc.*, supra. Accordingly, we are of the view that, after the Effective Time, Sanchez LP should be entitled to take into account the Company's acts and status prior to the Effective Time in determining whether Sanchez LP is eligible to use Form S-3. For the reasons stated above, we believe Sanchez LP should also be entitled to take into account the Company's acts and status prior to the Conversion in determining whether Sanchez "meets the requirements for use of Form S-3" as such phrase is used in General Instructions B.1.(a) and B.1.(b) to Form S-4. *See, Oshkosh Corporation*, supra; *Endo Health Solutions Inc.*, supra; *Starburst II, Inc.*, supra; *LIN TV Corp.*, supra; *Tower Group, Inc.*, supra; *Pentair, Inc.*, supra; *Alexander & Baldwin, Inc.*, supra; *ADA-ES, Inc.*, supra; *Jazz Pharmaceuticals, Inc.*, supra; and *Ford Motor Credit Company*, supra.

Similarly, the General Instructions to Form S-8 require as a condition to the use of Form S-8 that, among other things, the registrant be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and that all reporting requirements for the prior 12 months (or for such shorter time as the registrant shall have been subject to such requirements) shall have been met. The Company currently satisfies this requirement, and Sanchez LP will be subject to the reporting requirements of Section 13 of the Exchange Act following the Conversion. Therefore, the purpose of the General Instructions of ensuring adequate information regarding the registrant and the securities that are registered will be satisfied.

We note that the purpose of short-form registration disclosure is to eliminate unnecessary, duplicative disclosure while ensuring that unitholders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. We believe that the continued eligibility for Sanchez LP to use short-form registration disclosure in Forms S-3, S-4 and S-8 following the Conversion is appropriate because, among other things:

- the Company is an Exchange Act reporting company and is currently in compliance with its Exchange Act reporting obligations;

- the Company has a "widespread following in the marketplace," as described below;

- the Proxy Statement/Prospectus filed in connection with the S-4 Registration Statement, including the Exchange Act reports included and incorporated by reference therein, includes detailed and extensive information concerning the Conversion, the Company and Sanchez LP; and

- the Conversion will not alter the nature of the business currently conducted by the Company or the extent of information available to investors related to such business which will be conducted by Sanchez LP after the Conversion.

As noted in the Commission's integrated disclosure adopting release, Release No. 33-6383 (1982), where there exists "widespread following in the marketplace," short-form disclosure is appropriate. Although the Company is a smaller reporting company with a non-affiliate market capitalization of approximately $34 million as of February 4, 2015, the SPP Common Units are rather widely dispersed and held by approximately 3,000 beneficial owners as of February 3, 2015 (the last date as of which the Company has received a report of beneficial owners). In addition, the Company has been an Exchange Act reporting company for over eight years and is current in all of its reporting obligations thereunder. Following consummation of the Conversion, a widespread following is expected to continue if not be enhanced because a more traditional master limited partnership structure in the form of Sanchez LP is viewed more favorably by certain investor groups as an investment alternative. Because the purpose of short-form registration is to enhance access to the public securities markets, as described by the Commission in Release No. 33-8878, if Sanchez LP would not be able to succeed to the Company's reporting history, this could seriously and adversely affect the ability of Sanchez LP to opportunistically access the capital markets, a penalty that should not result from a focus on the form, rather than the substance, of the Conversion. *See, e.g., Starburst II, Inc.*, supra; *Tower Group, Inc.*, supra; *SAIC Inc.*, supra; *Jazz Pharmaceuticals, Inc.*, supra; and *GP Strategies Corporation*, supra.

We further believe that it is appropriate to permit Sanchez LP to take into account the Company's reporting history given the widespread and contemporaneous accessibility to the Company's historical disclosure, as well as the S-4 Registration Statement. Because any registration statement filed on Form S-3, S-4 or S-8 would incorporate by reference the Company's historical Exchange Act reports, which are available free of charge on the Commission's website and will be available free of charge on Sanchez LP's website following consummation of the Conversion, the disclosure available to investors in a Sanchez LP registration statement on Form S-3, S-4 or S-8 (including financial statements and line item disclosure incorporated by reference therein) would not be meaningfully different from that which would be provided if Sanchez LP filed a registration statement on Form S-1. To preclude Sanchez LP from including the reporting history of the Company in determining the availability of short-form registration and disclosure requirements would impose the expense and onerous burden of filing a registration statement with Form S-1-level disclosure, without providing unitholders with any meaningful additional disclosure or serving any useful purpose. We also believe that standalone Form S-1-level disclosure that does not incorporate the Company's historical Exchange Act reports could be confusing and could potentially make it more difficult for investors to properly identify any differences to the previously understood aspects of the Company's business.

For these reasons, we respectfully request that the Division concur in our opinion that following the Effective Time, Sanchez LP will be entitled to take into account the Company's reporting history prior to the Effective Time in determining whether Sanchez LP (a) is eligible to use Form S-3, (b) "meets the requirements for use of Form S-3," as such phrase is use in General Instructions B.1(a) and B.1(b) of Form S-4 under the Securities Act and (c) "satisfies the registrant requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-8. Our opinion is consistent with the previous determinations of the Division in *Oshkosh Corporation*, supra; *Endo Health Solutions Inc.*, supra; *Starburst II, Inc.*, supra; *LIN TV Corp.*, supra; *Genworth Financial, Inc.*, supra; *Pentair, Inc.*, supra; *SAIC, Inc.*, supra; *Alexander & Baldwin, Inc.*, supra; *ADA-ES, Inc.*, supra; and *GP Strategies Corporation*, supra.

C. Rule 144(c)(1) and (e)

We recognize that affiliates of the Company who desire to sell securities of Sanchez LP, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. In order for Rule 144 to be available to the affiliates of Sanchez LP, the requirements of subparagraph (c)(1) thereof must be satisfied. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) has securities registered pursuant to Section 12 of the Exchange Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities, and (iii) has filed all of the reports required to be filed by it under Section 13 for the 12 months preceding such sale (or for such shorter period that it was required to file such reports).

The purpose of Rule 144(c)(1), like the reporting requirements for Form S-3, is to ensure that adequate, detailed information about the registrant and its securities is publicly available. Although a literal application of Rule 144(c)(1) would prevent affiliates of Sanchez LP from using Rule 144 during the first 90 days after the Effective Time, we believe that Sanchez LP should be entitled to take the prior activities of the Company into account for purposes of satisfying the Rule 144(c)(1) eligibility requirements. In this instance, the information to be furnished to the public concerning Sanchez LP would be adequate and current. The Company has been a reporting company under the Exchange Act for many years. All reports required to be filed by the Company under the Exchange Act have been timely filed or will be timely filed prior to the Conversion, including a current report on Form 8-K with respect to the completion of the Conversion. Similarly, Sanchez LP will be subject to the reporting requirements of Section 13 of the Exchange Act following the Conversion. Sanchez LP will have the same assets, businesses, management and operations as the Company prior to the Conversion. Therefore, strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of Rule 144(c)(1) in light of the comprehensive disclosures in prior Exchange Act reporting and the continuing reporting that will be made by Sanchez LP. The Division has taken similar positions in the context of comparable transactions. *See, e.g.*, *Oshkosh Corporation*, supra; *Endo Health Solutions Inc.*, supra; *Starburst II, Inc.*, supra; *LIN TV Corp.*, supra; *Genworth Financial, Inc.*, supra; *Tower Group, Inc.*, supra; *Pentair, Inc.*, supra; *SAIC, Inc.*, supra; *Alexander & Baldwin, Inc.*, supra; *ADA-ES, Inc.*, supra; *Jazz Pharmaceuticals, Inc.*, supra; and *GP Strategies Corporation*, supra.

We believe that the prior trading volumes of SPP Common Units are expected to be indicative of the future trading volumes of the Sanchez Common Units. For purposes of Rule 144, we conclude that the most recent report or statement published by the Company prior to the Conversion and the average weekly reported volume of trading in SPP Common Units during the time periods specified in Rule 144(e)(1) occurring immediately prior to the

Conversion should be taken into account by holders of Sanchez Common Units in determining the applicable limitation on the number of Sanchez Common Units that may be sold in compliance with Rule 144(e)(1) and (2). The Division has taken a similar position with respect to Rule 144 in the context of transactions similar to the Conversion. *See, e.g., Oshkosh Corporation*, supra; *Endo Health Solutions Inc.*, supra; *Gastar Exploration, Inc.*, supra; *Starburst II, Inc.*, supra; *Genworth Financial, Inc.*, supra; *Tower Group, Inc.*, supra; *SAIC, Inc.*, supra; *Alexander & Baldwin, Inc.*, supra; *ADA-ES, Inc.*, supra; *Jazz Pharmaceuticals, Inc.*, supra; and *GP Strategies Corporation*, supra.

Accordingly, we respectfully request that the Division concur in our opinion that, for purposes of Rule 144, the most recent report or statement published by the Company prior to the Conversion and the average weekly reported trading volume in SPP Common Units during the time periods specified in Rule 144(e)(1) occurring immediately prior to the Conversion may be taken into account by holders of Sanchez Common Units in determining the applicable limitation on the amount of Sanchez Common Units that may be sold in compliance with Rule 144(e)(1) and (2) after Conversion.

D. Rule 12g-3(a)

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, consolidation, exchange of securities or otherwise, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the Sanchez Common Units) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) of the Exchange Act (such as the SPP Common Units), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, unless, upon consummation of the succession: (i) such class of securities is exempt from registration other than by Rule 12g-2 under the Exchange Act; (ii) all securities of such class are held of record by less than 300 persons; or (iii) the securities issued in connection with the succession were registered on Form F-8 or Form F-80 and following succession the successor would not be required to register such class of securities under Section 12 of the Exchange Act but for such Section.

Rule 12g-3(f) requires the issuer of the securities deemed registered under Rule 12g-3(a) to indicate in the Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed issued. Sanchez LP intends to file such a Form 8-K promptly upon consummation of the Conversion.

A "succession" is defined in Rule 12b-2 as the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. This presents substantially the same issue with respect to the Company's statutory Conversion into Sanchez LP as that posed by the similar language of Rule 414, discussed above. As in the case of Rule 414, we are of the view that a technicality and not a material difference is involved, because Sanchez LP will continue to all of the rights and obligations of the Company and will, by virtue of the Conversion, continue in all of the assets and liabilities of the Company. Pursuant to Section 17-217(e) of the Delaware Act, as of the Effective Time, "[t]he conversion of any other entity into a domestic limited partnership (including a limited liability limited partnership) shall not be deemed to affect any obligations or liabilities of the other entity incurred prior to its conversion to a domestic limited partnership, or the personal liability of any person incurred prior to such conversion." Accordingly, we believe that Sanchez LP may rely on Rule 12g-3(a) under the Exchange Act to register the Sanchez Common Units under the Exchange Act. The Division has taken a similar position with respect to Rule 12g-3(a) in the context of transactions similar to the Conversion. *See, e.g., Ford Motor Credit Company*, supra; *Oshkosh Corporation*, supra; *Endo Health Solutions Inc.*, supra; *Gastar Exploration, Inc.*, supra; *Starburst II, Inc.*, supra; *LIN TV Corp.*, supra; *Genworth Financial, Inc.*, supra; *Tower Group, Inc.*, supra; *Pentair, Inc.*, supra; *SAIC, Inc.*, supra; *Alexander & Baldwin, Inc.*, supra; *ADA-ES, Inc.*, supra; *Jazz Pharmaceuticals, Inc.*, supra and *GP Strategies Corporation*, supra.

Eligibility for relief under Rule 12g-3(a) should not be impacted by the fact that the Sanchez Common Units would not be required to be registered under the Exchange Act because they would be held by fewer than 300 holders of record. As noted in the Company's Annual Report on Form 10-K, as of March 21, 2014, there were 56 holders of record of the SPP Common Units (although there were approximately 3,000 beneficial owners as of February 3, 2015); as a result of the one-for-one conversion of SPP Common Units for Sanchez Common Units, Sanchez LP will have the same number of record holders (and beneficial owners) as the Company. Although Sanchez LP will have fewer than 300 record holders, we believe that such technical noncompliance is not material and should not affect the application of Rule 12g-3 to the Conversion. As noted in a number of previous no-action letters, presumably Rule 12g-3's threshold of 300 holders of record was to permit a successor to terminate its Exchange Act reporting and to coordinate with the standard for termination under Rule 12g-4 under the Exchange Act. The SPP Common Units are listed on the NYSE MKT and the Sanchez Common Units will be listed on the NYSE MKT after the Conversion. Continued Exchange Act registration is essential to such listing, and there is no intention to terminate Sanchez LP's Exchange Act registration or reporting as a result of or in connection with the Conversion.

The purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of the Exchange Act protection to the securityholders of the predecessor." *See Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations*. To deny the application of Rule 12g-3 to the issuance of Sanchez Common Units in the Conversion would have the effect of creating such a potential gap in the Exchange Act protections afforded to the Company's unitholders. *See Section 250.02 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations*. We note that the Division has taken the position that "Section 12(g) registration could be voluntarily continued by the successor pursuant to Rule 12g-3 in [circumstances where the predecessor had fewer than 300 record shareholders] without the filing of a new Exchange Act registration statement." We also note that the Division has granted relief under Rule 12g-3(a) in similar transactions where securities were issued to holders of shares that were not registered under the Exchange Act or had fewer than 300 record holders. *See, e.g., Endo Health Solutions, Inc.*, supra; *Genworth Financial, Inc.* (available March 27, 2013);

Harveys Casino Resorts (available October 31, 2000); and *American Eagle Outfitters, Inc.* (available March 29, 1999).

Based upon the foregoing, we respectfully request that the Division concur in our opinion that, upon consummation of the Conversion, the Sanchez Common Units should be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a).

V. Conclusion

For the reasons set forth above, we respectfully request that the Division concur with our views on the matters discussed herein. If the Division contemplates issuing a response that differs from our views set forth above, we respectfully request the opportunity for a conference to discuss our views further. If you require additional information or would like to discuss any of the foregoing matters, please do not hesitate to contact Scott Olson at (713) 220-4764.

Sincerely,



Scott L. Olson

cc: Charles C. Ward, Chief Financial Officer